Confidential Treatment Requested

by FleetMatics Group Limited

FM-001

Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 13, 2012

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

FleetMatics Group Limited

70 Walnut Street

Wellesley Hills, MA 02481

Attn: Stephen Lifshatz, Chief Financial Officer

Telephone: (781) 489-6948

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Matthew Crispino

Re:	FleetMatics Group Limited Registration Statement on Form F-1
Filed on August 20, 2012
File No. 333-183441

Dear Mr. Crispino:

Rule 83 Confidential Treatment Request by FleetMatics Group Limited.

Request #2

Mr. Crispino	Confidential Treatment Requested
United States Securities and Exchange Commission	by FleetMatics Group Limited
September 13, 2012	FM-002
Page 2

This letter is being supplementally furnished on behalf of FleetMatics Group Limited (the “Company”) and, in response to discussions on September 11, 2012 with Matthew Crispino and Ryan Rohn of the staff of the U.S. Securities and Exchange Commission (the “Staff”), the Company advises the Staff in connection with the Staff’s comments to the Registration Statement on Form F-1 (File No. 333-183441) (the “Registration Statement”) originally filed by the Company with the U.S. Securities and Exchange Commission on August 20, 2012 that the Company will include in its next amendment to the Registration Statement disclosure substantially similar to the following:

“On September 11, 2012, we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of that price range is $[***] per share. In comparison, our estimate of the fair value of our ordinary shares as of June 30, 2012 was $6.99 per share. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an analysis of valuation ranges in initial public offerings for generally comparable companies in our industry during the past year;

•	the recent performance of initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for our company and the industry in which we operate; and

•	our financial position.

We believe that the difference between the fair value of our ordinary shares as of June 30, 2012 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•

We determined the fair value of our ordinary shares as of June 30, 2012 using a probability-weighted expected return method, in which we weighted the probabilities of four possible future-event scenarios, including an IPO, a private sale and two remaining private scenarios, to determine the enterprise value of the company. In contrast, the midpoint of the estimated price range for this offering contemplates only an IPO.

•	Historically, and we believe it is reasonable to expect that, the completion of an IPO increases the value of an issuer’s ordinary shares as a result of the increase

Mr. Crispino	Confidential Treatment Requested
United States Securities and Exchange Commission	by FleetMatics Group Limited
September 13, 2012	FM-002
Page 3

in the liquidity and ability to trade such securities in the public market. As such, the midpoint of the estimated price range of this offering excludes any discount for lack of marketability for our ordinary shares, which was appropriately taken into account in our Board of Directors’ determination of the fair value of our ordinary shares as of June 30, 2012 and was estimated to be 10%.

•

The midpoint of the estimated price range for this offering necessarily assumes that the IPO has occurred, that a public market for our ordinary shares has been created, and that all of our preferred shares have converted into ordinary shares in connection with the IPO. In contrast, our Board of Directors’ determination of the fair value of our ordinary shares as of June 30, 2012 assumed that an IPO would occur in three months and appropriately discounted the IPO scenario to present value using a 20% discount rate. In addition, holders of our redeemable convertible preferred shares had then, and will have until the IPO, substantial economic rights and preferences over holders of our ordinary shares, which were appropriately considered in our Board of Directors’ determination of the fair value of our ordinary shares as of June 30, 2012.

•

Equity markets in general improved modestly during the recent period, resulting in an increase in our market comparables. For example, in the period from July 2, 2012 to September 11, 2012, the Dow Jones Industrial Average increased 3.5%, the S&P 500 index increased 5.0% and the NYSE Composite index increased 5.3%.

•

The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our cash position. Additionally, the completion of this offering would provide us with access to the public debt and equity markets. These projected improvements in our financial position influenced the increased ordinary share valuation indicated by the midpoint of the estimated price range of this offering.

In addition, since June 30, 2012, we had several developments in our business, which had a positive impact on the fair value of our ordinary shares, including:

•

In July 2012, we entered into a subscription agreement with our first SageQuest customer in Europe and commenced creation of a dedicated SageQuest sales team in Europe through the hiring of two full-time employees;

•	In July 2012, we received an order to increase, by a sizable amount, the number of vehicles under subscription from our largest customer;

•	In August 2012, we negotiated a termination of our Management Services Agreement with Privia and a reduction in the payments due under the agreement

Mr. Crispino	Confidential Treatment Requested
United States Securities and Exchange Commission	by FleetMatics Group Limited
September 13, 2012	FM-002
Page 4

from up to $15.0 million to $7.8 million, and we made the $7.8 million payment, resulting in the full settlement of this liability;

•	In August 2012, we publicly filed a registration statement with the SEC, evidencing continued progress toward completing our IPO; and

•

In late August 2012, we further revised our forecasted operating model for 2012 and 2013, reflecting higher forecasted revenue, net income and EBITDA than were reflected in the version of the forecast used in the IPO scenario of our Board of Directors’ valuation of our ordinary shares as of June 30, 2012, and we used this revised forecast to estimate the price range of this offering. The revised forecast resulted in an increase in the range of our implied enterprise value.”

FleetMatics Group Limited respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Stephen Lifshatz, Chief Financial Officer, FleetMatics Group Limited, 70 Walnut Street, Wellesley Hills, MA 02481, before it permits any disclosure of the bracketed information in Request #2.

Because of the financially sensitive nature of the reconciliation disclosure above, including the midpoint of the price range contained therein, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

cc:	James Travers, FleetMatics Group Limited
Sharon Levine, FleetMatics Group Limited
Stephen Lifshatz, FleetMatics Group Limited
Kenneth J. Gordon, Esq., Goodwin Procter LLP